November 30, 2007

Mr. Peter Yip
CDC Corporation
33/F Citicorp Center
18 Whitfield Road
Causeway Bay, Hong Kong

Re: CDC Corporation
Form 20-F for the year ended December 31, 2006
Filed July 2, 2007
File No. 0-30134

Dear Mr. Yip:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2006

General

1.   Please explain why you have indicated on the cover page of your annual report
        that you have a reporting obligation pursuant to Section 15(d) under the Securities
        Exchange Act of 1934, rather than securities registered pursuant to Section 12(b).

Item 5A – Management's Discussion and Analysis – Results of Operations, page 119

2.   We note that you do not provide a segmental analysis of results of operations
        below cost of revenues. We have the following comments:

        •   We read in Notes 1 and 27 to your financial statements that you had five
            <u>operating</u> segments at December 31, 2006. Please tell us how many
            <u>reportable</u> segments you had at December 31, 2006. Refer to SFAS 131.

        •   If you believe it is appropriate to aggregate any of your operating segments in
            determining your reportable segment(s), please provide us with your analysis
            of how you met the aggregation criteria in paragraph 17 of SFAS 131 and in
            EITF 04-10, including demonstrating to us that any aggregated operating
            segments have similar long-term average gross margins.

        •   If you believe that you have more than one reportable segment, please tell us
            what consideration you gave to providing a segmental analysis of results of
            operations below cost of revenues. In this regard, to the extent that a
            reportable segment contributes, or is expected to contribute in the future, in a
            materially disproportionate way to your profitability, we believe that you
            should provide a segmental analysis of your measure of segmental profit or
            loss, which you state in Note 27 is net income. For example, based on your
            disclosures in Note 27, it appears that while all of your segments except for
            Business Services had fairly similar gross margins in 2006, segment net
            income as a percentage of segment revenue differed significantly among these
            segments. It also appears that the expenses allocated to the Corporate
            segment have fluctuated over the years presented, and it is not clear why these
            fluctuations occurred. If these represent separate reportable segments, it is
            unclear to us that an analysis of your operating and non-operating expenses at
            the consolidated level meets the objective of providing your investors with
            information about known trends and uncertainties that are having a material
            effect on your results or explaining management's view of the implications
            and significance of the underlying factors causing these trends so that readers
            can ascertain the likelihood that past performance is indicative of future
            performance. Please refer to Item 5A of Form 20-F and to Section III of our
            Release 33-8350, available on our website at www.sec.gov/rules/interp/33-
            8350.htm, and advise.

Item 5B – Liquidity and Capital Resources, page 131

3. Please refer to your analysis of cash flows on page 132. Please tell us what consideration you gave to analyzing the underlying reasons for changes in your cash flows and explaining the variability in your cash flows, particularly for your operating activities, rather than merely reciting the information seen on the face of your cash flow statement. Refer to Section IV of our Release 33-8350.

Item 15T – Controls and Procedures, page 199

4. We note your evaluation of disclosure controls and procedures at the top of page 199. We read that your CEO and CFO have concluded that, as at December 31, 2006, your disclosure controls and procedures were "not fully effective" due to a material weakness in your internal control over financial reporting. It is unclear from this disclosure whether your CEO and CFO concluded that your disclosure controls and procedures were effective. Please amend your filing to state, in clear and unqualified language, the conclusions reached by your CEO and CFO on the effectiveness of your disclosure controls and procedures. If you conclude that your disclosure controls and procedures were effective in spite of the material weaknesses noted in your internal control over financial reporting, you should provide appropriate disclosure explaining how you considered the material weaknesses in reaching your conclusion.

5. We note management's report on internal control over financial reporting on page 199. Please refer to Item 15T(b)(1) and (b)(3) of Form 20-F. It does not appear that you have provided a statement of management's responsibility for establishing and maintaining internal controls over financial reporting. Additionally, we note your statement that management concluded that, as of December 31, 2006, material weaknesses existed in your internal control over financial reporting. It is unclear from this disclosure whether management concluded that your internal control over financial reporting was effective or ineffective. We remind you that if you identify material weaknesses, you must conclude that your internal control over financial reporting was ineffective. Please amend your filing to fully comply with the guidance in Item 15T of Form 20-F.

6. Your disclosure on changes in internal controls appearing at the bottom of page 200 is not in the format required by Item 15T of Form 20-F. You must clearly state whether there was any change in your internal control over financial reporting during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. If there were any such changes, you should disclose those changes. Please revise.

Item 18 – Financial Statements

General

7.   Please amend your Form 20-F to include the consent of Deloitte Touche
        Tohmatsu to incorporate their opinion dated June 16, 2006 for the audit of
        China.com, Inc into the Company's open registration statements on Forms S-8.

Report of Independent Registered Public Accounting Firm, page F-2

8.   Please amend to include a signed report from the Company's independent public
        accounting firm for the December 31, 2006 pursuant to Item 18 of Form 20-F and
        Article 2-02(a) of Regulation S-X..

Note 2(L) – Summary of Significant Accounting Policies – Revenue Recognition, page
F-15

9.   We note the Staff is currently conducting a review of the Company's Form F-1C
        for CDC Software. To the extent that any revisions are required to CDC
        Software's financial statements or footnote disclosures as a result of the Staff's
        comments, please note that similar revisions should be made to the Company's
        Form 20-F.

10.   We note your revenue recognition policy for CDC Games and have the following
        comments:

        •   Based on your reference to hosting on page 124 and your reference to EITF
            00-3 on page F-15, we assume that you host all of the games available through
            your CDC Games segment. Please confirm our understanding, if true, and tell
            us what consideration you gave to clarifying this for your readers in your
            accounting policy.

        •   We read on page 124 that the cost of revenues associated with CDC Games
            relates to hosting and operating your multiplayer game service. Please
            provide us with a more detailed description of the types of costs included in
            this segment's cost of revenues. For example, it appears from the description
            of your business that you may pay license fees and have revenue-sharing
            arrangements with the game licensors. It also appears that you may provide
            customer service to your game users, although it is unclear whether you
            provide such services or you require the game licensors to provide such
            services. Also tell us what consideration you gave to clarifying this for your
            readers, either in your accounting policy footnote or in your MD&A analysis.

- We note your discussion of sales discounts to distributors of your prepaid cards on page 89. Please tell us, and tell us what consideration you gave to disclosing, your accounting policy for such sales discounts.

- Please tell us what consideration you gave to disclosing your return policy for any prepaid cards sold to distributors, including what happens if the prepaid cards do not function properly, and your accounting for any such return policy.

Note 6 – Investments, page F-35

11. We note the discussion of your equity interest in two collateralized debt obligations (CDOs) and have the following comments:

- Please tell us what consideration you gave to disclosing the types of debt that are collateralized in these investments. For example, is this individual or corporate debt? Are the debtors located in a single country or around the globe? We believe that providing more detailed information about the underlying debt will assist your readers in better assessing the risks associated with these investments.

- We read that fair value for these investments is determined by brokers and management based on expected cash flow returns discounted by rates consistent with the rate of returns offered on comparable instruments with comparable risks. Given the recent turmoil in the credit markets, please explain to us in your response, and disclose in your upcoming Form 20-F, more information about how you determine the expected cash flow returns and how you determine comparable instruments with comparable risks, particularly in recent months.

- If not fully addressed in your response to the above bullet point, please tell us what impact the recent turmoil in the credit markets has had on your valuation and accounting for this investment, and tell us how you plan to address this matter in your upcoming Form 20-F.

Note 7 – Note Receivable, page F-40

12. We note your reference here and throughout your Form 20-F to valuations performed by a third party valuation specialist. If you choose to rely on an independent third party, you should identify the independent firm and include the expert's consent when the reference is included in a filing in the 1933 Act environment. Please tell us how you considered the guidance in Rule 436(b) of Regulation C.

Note 11(A) – Financing Arrangements – Convertible Notes, page F-43

13.   We note your discussion of the conversion options on page F-43. Please provide us with your analysis of whether these conversion options represent an embedded derivative that should be bifurcated, and tell us the accounting guidance upon which you are relying.

14.   We note that you did not bifurcate the third contingent written put option. Please provide us with your analysis under SFAS 133 supporting this conclusion.

Note 17 – Basic and Diluted Earnings (Loss) Per Share, page F-58

15.   We note from your disclosures here and in Note 2 that you determined that your convertible notes were a participating security and therefore have calculated earnings per share using the two-class method. Please explain to us in more detail how you calculated the impact on earnings and on the weighted average number of shares for both basic and diluted earnings per share for this convertible debt. Also tell us how you considered the fact that this debt is convertible into the stock of several different entities.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Thompson, Staff Accountant, at 202-551-3737, or me at 202-551-3730 if you have questions regarding comments on the financial statements and related matters. Please contact David Orlic, Staff Attorney, at 202-551-3503 or Barbara Jacobs, Assistant Director, at 202-551-3730 with any other questions.

Sincerely,

Kathleen Collins
Accounting Branch Chief